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                                                                       EXHIBIT 6

                                                                 BANK OF AMERICA
                                                          100 North Tryon Street
Banc of America Securities LLC                               Charlotte, NC 28255

                                                               Tel. 704-386-5000


August 31, 2001

Mr. Spencer Hays
The Lincoln Company LLC
745 5th Street
Suite 1508
New York, New York 10051

Re: Arrangement of Senior Debt Facilities For Possible Acquisition and Recapitalization Of Hartmarx Corporation

Gentlemen:

You have discussed with us the prospect of engaging Banc of America Securities LLC ("BAS") to assist you in arranging financing in connection with the possible acquisition of Hartmarx Corporation ("Hartmarx") by a newly formed acquisition company sponsored by The Lincoln Company LLC (together with its affiliates, the "Company"). In connection with the proposed engagement, BAS has reviewed information relating to Hartmarx and the Company provided by you. We have discussed with you the Company's successful past acquisitions as well as the integration of such acquired companies. We are enthusiastic about the opportunity to work with the Company regarding the proposed acquisition of Hartmarx.

You have furnished to BAS a copy of your August 13, 2001, offer letter to the Mr. Elbert O. Hand, Chairman and Chief Executive Officer of Hartmarx' board of directors which describes your plan for the acquisition of all of the outstanding capital stock of Hartmarx, including repayment of Hartmarx' existing revolving credit borrowings and public subordinated debt.

Based on the information contained in your offer letter, discussions with your management and subject to the conditions outlined in our commitment letter as well as in your proposed offer letter, Bank of America is pleased to advise you of its commitment to underwrite a senior secured asset-based revolving credit facility of up to $175 million (the "Facility") to complete the acquisition of Hartmarx as well as for the other uses described herein. This commitment is subject to the completion, to our sole satisfaction, of business and legal due diligence. We are prepared to work with Hartmarx and you in order to complete our due diligence, in an expeditious and efficient manner.


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Other than to provide this letter to the ad hoc committee of Hartmarx' Board of
Directors, or as otherwise required by law or consented to in writing by BAS, you are not authorized to show or circulate this letter to any other person or entity.

Very truly yours,

BANK OF AMERICA SECURITIES LLC



By:   /s/ Gregory W. Rowell
      Managing Director